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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION         0-30067
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                     693651 10 1

                          NOTIFICATION OF LATE FILING

(Check One) _X_ Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

                 For Period Ended:  June 30, 2000
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                          PVC CONTAINER CORPORATION
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Full Name of Registrant

                                     N/A
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Former Name if Applicable

2 Industrial Way West
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Address of Principal Executive Office (STREET AND NUMBER)

Eatontown, New Jersey 07724
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 ___     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 _X_     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

Account change from LIFO to FIFO.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Bertram Berkowitz             732             542-0060 x 207
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         _X_ Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A
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                          PVC CONTAINER CORPORATION
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  9/28/2000                     By /s/  Bertram Berkowitz
    ---------------------------        ----------------------------------------
                                            Bertram Berkowitz, Vice President
                                                               of Finance


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).
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                                 Attachment A

Thursday September 28, 11:17 am Eastern Time

Press Release

SOURCE: PVC Container Corporation

PVC Container Corporation Announces Results For
Fiscal Year Ended June 30, 2000


EATONTOWN, N.J., Sept. 28 /PRNewswire/ -- PVC Container Corporation (Nasdaq:
PVCC - news) reported a loss of $(.06) per diluted common share for the fourth fiscal quarter ended June 30, 2000 as compared to earnings of $.15 per diluted common share for the same period a year ago. Net sales increased 2% to $24,843,000 for the quarter ended June 30, 2000 compared to $24,381,000 for the quarter ended June 30, 1999.

For the fiscal year ended June 30, 2000, the Company reported a loss per diluted share of $(.17) as compared to earnings of $.24 for the same period last year, after accounting for the $.04 per share restructuring charge. Net sales increased 9% to $92,620,000 for the fiscal year ended June 30, 2000 compared to $85,155,000 for the fiscal year ended June 30, 1999.

Phillip L. Friedman, President and Chief Executive Officer said, "Fiscal 2000 was a challenging year for PVC Container Corporation. As we've noted for several quarters, very rapidly escalating plastic raw material costs, especially PVC resin, severely eroded margins, particularly at our Novatec Plastics rigid PVC compounding business. Margins were also negatively affected by resin price increases throughout our plastic bottle segments, as price increases for our plastic containers were constrained by increased competition in our marketplace. These factors, as well as weaker sales volume in our extrusion blow molding ("EBM") general line bottle segment continued in the fourth fiscal quarter, lowering capacity utilization and hurting our overall financial performance."

Mr. Friedman continued, "Despite the less than satisfactory financial results for the quarter and the year, we are very pleased with the progress we've made in several strategic areas. Our PET bottle segment has seen extraordinary growth throughout the fiscal year. Many new molds and new customers contributed to an 80+% increase in this segment of our business. Additionally, our Airopak specialty container division experienced solid growth and good results for the year. Also on a positive note, we believe that margins for Novatec PVC compounds will be improving as PVC resin prices that peaked during our fourth fiscal quarter will decline during fiscal 2001 due to excess capacity in the PVC resin supply market.

Mr. Friedman added, "In fiscal 2000, the Company changed its method of valuing inventories from last-in, first-out (LIFO) to first-in, first-out (FIFO) method. The change from LIFO to FIFO has been applied retroactively. The accounting change decreased the net loss in 2000 by $754,000 or $(.11) per share and increased net income in 1999 by $94,000 or $.01 per share. With a declining PVC resin environment expected for fiscal 2001, LIFO inventories would approximate FIFO inventories."

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Commenting further on the results, Mr. Friedman added, "In response to the poor financial results for the past fiscal year, we implemented a company-wide program we call `Challenge 2000' which empowers all of our employees to submit projects and programs to reduce waste, lower costs and improve quality. In addition, we have completed a painful process of restructuring various jobs and functions throughout the Company, which has resulted in a 7% reduction in our employee base. We have also undertaken a strategic review of our business and will be implementing a strategy to further enhance our specialty segments of our business. These and other programs, when successfully implemented, will improve our position to compete successfully in our marketplace and return to profitable growth and increasing long-term shareholder value."

This press release contains forward-looking statements that involve numerous risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the Company's filings with the Securities & Exchange Commission, some of which are summarized in the Company's Form 10-K Annual Report for the fiscal years ended June 30, 2000 and 1999.

PVC Container Corporation, founded in 1968 with executive offices in Eatontown, New Jersey and manufacturing facilities in Pennsylvania, New York, South Carolina and Illinois, is a major producer of plastic containers for the packaging industry. It operates several wholly owned subsidiaries including Novapak Corporation, for the manufacture and sale of general line plastic bottles, the Airopak Corporation and Marpac Industries, Inc., responsible for manufacturing and sales of specialty plastic containers, and Novatec Plastics Corporation, a leading supplier of PVC compounds and specialty plastic alloys in the United States. The Company's stock is traded under the Nasdaq symbol PVCC.

                          PVC CONTAINER CORPORATION
                        Results of Operations for the
                         Three & Twelve Months Ended
                                June 30, 2000

                             Three Months Ended          Twelve Months Ended
                                  June 30                      June 30
                            2000           1999          2000        1999
                        (as restated) (as restated) (as restated)  (as restated)

Net Sales               $24,842,736    $24,381,365   $92,619,720    $85,155,047
Cost of Goods Sold       20,006,185     17,487,573    73,911,809     63,899,366
Selling, Genl &
 Adm Exp                  2,989,417      2,697,183    10,458,510      9,186,743
Depreciation              1,581,102      1,812,693     6,798,802      7,141,249
Restructuring Charge             --             --       400,000             --
Income from Operations      266,032      2,383,916     1,050,599      4,927,689
Interest & Other Exp       (853,432)      (548,479)   (2,863,748)    (2,089,384)
(Loss)Income Before
 Taxes                     (587,400)     1,835,437    (1,813,149)     2,838,305
Tax (provision)
 benefit                    199,716       (738,900)      616,471     (1,135,322)
Net (loss)Income          ($387,684)    $1,096,537   ($1,196,678)    $1,702,983
Common Shares
 Outstanding              7,044,655      7,038,705     7,044,655      7,038,705
Earnings Per Share
 (Basic & Diluted)
  Before Restructuring
   Charge                     ($.06)          $.15        ($.13)           $.24
  After Restructuring
   Charge                     ($.06)          $.15        ($.17)           $.24


SOURCE: PVC Container Corporation